UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street,
Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are the unaudited interim consolidated financial statements of Dynagas LNG Partners LP for the nine-month period ended September 30, 2013 and 2012, and the accompanying notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: December 24, 2013	By:	/s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets
September 30, 2013 (unaudited) and December 31, 2012
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	September 30, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,662	$—
Restricted cash (Note 5)	—	6,773
Trade receivables	241	371
Prepayments and other assets	444	105
Deferred charges, net of accumulated amortization of $675	-	1,732
Total current assets	11,347	8,981

FIXED ASSETS, NET:
Vessels, net (Note 4 )	456,598	466,754
Total fixed assets, net	456,598	466,754
OTHER NON CURRENT ASSETS:
Due from related party (Note 3(a))	675	540
Deferred revenue	3,878	—
Deferred charges, net of accumulated amortization of $1,073	1,334	—
Total assets	$473,832	$476,275

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Notes 5 & 3(c))	$2,125	$380,715
Trade payables	3,214	5,040
Due to related party (Note 3(a))	4,209	3,859
Accrued liabilities and other payables	1,636	2,085
Unearned revenue	4,579	6,735
Total current liabilities	15,763	398,434
Deferred revenue	2,203	2,666
Long—Term Debt, net of current portion (Note 5)	346,085	—
Total non-current liabilities	348,288	2,666

PARTNERS' EQUITY:
General partner: 30,000 units issued and outstanding as at September 30, 2013 and December 31, 2012 (Note 8)	152	104
Common unitholders: 6,735,000 units issued and outstanding as at September 30, 2013 and December 31, 2012 (Note 8)	33,994	23,278
Subordinated unitholders: 14,985,000 units issued and outstanding as at September 30, 2013 and December 31, 2012 (Note 8)	75,635	51,793
Total partners' equity	109,781	75,175

Total liabilities and partners' equity	$473,832	$476,275

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Unaudited Statements of Income
For the nine month periods ended September 30, 2013 and 2012
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)
	September 30, 2013	September 30, 2012
REVENUES:
Voyage revenues	$64,002	$56,558
EXPENSES:
Voyage expenses	(497)	(2,191)
Voyage expenses-related party (Note 3(a))	(741)	(715)
Vessel operating expenses	(9,062)	(11,659)
General and administrative expenses	(106)	—
Management fees-related party (Note 3(a))	(2,048)	(2,000)
Depreciation (Note 4)	(10,156)	(10,194)
Dry-docking and special survey costs	—	(1,467)
Operating income	41,392	28,332
OTHER INCOME/(EXPENSES):
Interest income	—	1
Interest and finance costs (Note 9)	(6,799)	(7,090)
Loss on derivative financial instruments (Note 6)	—	(196)
Other, net	13	(4)
Total other expenses	(6,786)	(7,289)

Net Income	$34,606	$21,043
Earnings per unit, basic and diluted: (Note 10)
Common unit (basic and diluted)	$1.59	$0.97
Subordinated unit (basic and diluted)	$1.59	$0.97
General Partner unit (basic and diluted)	$1.59	$0.97
Weighted average number of units outstanding, basic and diluted: (Note 10)
Common units	6,735,000	6,735,000
Subordinated units	14,985,000	14,985,000
General Partner units	30,000	30,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Unaudited Statements of Partners' Equity
For the nine month periods ended September 30, 2013 and 2012
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

	Number of Units			Partners' Capital
	General	Common	Subordinated	General	Common	Subordinated	Total
BALANCE, December 31, 2011	30,000	6,735,000	14,985,000	$63	$14,039	$31,237	$45,339
Net Income				$29	$6,516	$14,498	$21,043
BALANCE, September 30, 2012	30,000	6,735,000	14,985,000	$92	$20,555	$45,735	$66,382
BALANCE, December 31, 2012	30,000	6,735,000	14,985,000	$104	$23,278	$51,793	$75,175
Net Income				$48	$10,716	$23,842	$34,606
BALANCE, September 30, 2013	30,000	6,735,000	14,985,000	$152	$34,994	$75,635	$109,781

 The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Unaudited Statements of Cash Flows
For the nine month periods ended September 30, 2013 and 2012
(Expressed in thousands of U.S. Dollars)

	September 30, 2013	September 30, 2012
Cash flows from Operating Activities:
Net income:	$34,606	$21,043
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,156	10,194
Amortization and write-off of deferred financing fees	398	446
Deferred revenue	(4,341)	2,821
Change in fair value of derivative financial instruments	—	(5,692)

Changes in operating assets and liabilities:
Trade receivables	130	(1,029)
Prepayments and other assets	(339)	10
Due to related party	215	(16,041)
Trade payables	(1,826)	3,480
Accrued liabilities and other payables	(449)	(207)
Unearned revenue	(2,156)	(4,665)
Net cash provided by Operating Activities	36,394	10,360
Cash flows from Investing Activities:

Net cash provided by Investing Activities	—	—

Cash flows from/ (used in) Financing Activities:
Decrease/ (increase) in restricted cash	6,773	2,254
Proceeds from long-term debt	—	220,000
Repayment of long-term debt	(32,505)	(114,055)
Repayment of stockholders' loan (Note 3(b))	—	(116,584)
Payment of deferred financing fees	—	(1,975)
Net cash used in Financing Activities	(25,732)	(10,360)
Net increase in cash and cash equivalents	10,662	—
Cash and cash equivalents at beginning of the period	—	—
Cash and cash equivalents at end of the period	$10,662	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.         Basis of Presentation and General Information:

The accompanying unaudited interim consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries listed below (collectively, the "Partnership"). On November 18, 2013, the Partnership completed its initial public offering of 12,500,000 common units, including 8,250,000 common units sold by the Partnership and 4,250,000 common units sold by its Sponsor, Dynagas Holding Ltd. ("Dynagas Holding"). On December 5, 2013 the underwriters exercised their option to purchase from Dynagas Holding an additional 1,875,000 common units.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of liquefied natural gas vessels. The following subsidiaries are included in the consolidation:

(a)
Pegasus Shipholding S.A. ("Pegasus"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Energy which was delivered to Pegasus in March 2007.

(b)
Lance Shipping S.A. ("Lance"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Ob River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007.

(c)
Seacrown Maritime Ltd. ("Seacrown"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008.

(d)	Quinta Group Corp. ("Quinta"), a Nevis holding company that owns all of the outstanding capital stock of Pegasus.

(e)	Pelta Holdings S.A. ("Pelta"), a Nevis holding company that owns all of the outstanding capital stock of Lance.

(f)	Dynagas Equity Holdings Ltd ("Dynagas Equity"), a Liberian holding company that owns all of the outstanding capital stock of Quinta, Pelta and Seacrown.

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.

On October 29, 2013, the George Prokopiou family (George Prokopiou, his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou and Maria Eleni Prokopiou, together, the "Family") transferred all of the issued and outstanding common stock of Dynagas Equity to Dynagas Holding, a company wholly owned by the Family. On the same date, Dynagas Holding transferred to the Partnership its ownership interest in Dynagas Equity in exchange for 6,735,000 of the Partnership's common units and all of its subordinated units. As the Family is the sole shareholder of Dynagas Holding, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and is accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas LNG Partners LP, from the date of its inception, have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas LNG Partners LP and the predecessor companies were consolidated for all periods presented.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.        Significant Accounting Policies and Recent Accounting Pronouncements:

A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements for the year ended December 31, 2012 included in the Partnership's Prospectus filed with the Securities and Exchange Commission on November 14, 2013. There have been no material changes to these policies in the nine-month period ended September 30, 2013.

During the nine month periods ended September 30, 2013 and 2012, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	September 30, 2013	September 30, 2012
A	60%	61%
B	40%	—
C	—	35%
	100%	96%

3.        Transactions with related parties:

(a) Dynagas Ltd.

Dynagas Ltd. (or the "Manager"), is a company wholly owned by Mr. George Prokopiou. The Manager has entered into a separate management agreement with each of the vessel-owning entities of the Partnership in order to provide technical, administrative and commercial management services to the Partnership in exchange for a fixed daily fee. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 4% until expiration of the management agreement. As December 31, 2012, daily management fees per vessel ranged from $2.34 to $2.43. The Manager also provided other services under these agreements for which the Partnership pays additional fees, including (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. On December 21, 2012, Pegasus, Lance and Seacrown entered into new separate management agreements with the Manager effective from January 1, 2013 upon expiration of the previous management agreements and up to December 31, 2020 (Note 7(d)), with an automatic eight year renewal term in exchange for a daily management fee of $2.5 per day with an annual increase of 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the conflicts committee. The Manager continues to provide commercial services under terms similar to those of the expired agreements. The agreements will terminate automatically after a change of control of the owners and/or of the owner's ultimate parent, in which case an amount equal to the estimated remaining fees will become payable to the Manager for a period of at least 36 months and not more than 60 months.

Fees charged in the nine month periods ended September 30, 2013 and 2012 for technical and administrative services amounted to $2,048 and $2,000, respectively, and are separately reflected as Management fees-related party in the accompanying unaudited interim consolidated statements of income. Commissions charged in the nine month periods ended September 30 2013 and 2012 for commercial services amounted to $741 and $715, respectively, and are separately reflected as Voyage expenses-related party in the accompanying unaudited interim consolidated statements of income. At September 30, 2013 and December 31, 2012, $1,835 and $3,619 respectively, were due to the Manager and are included in Due to related party in the accompanying unaudited interim consolidated balance sheets. Furthermore, $2,374 and $240 were due to the Manager as of September 30, 2013 and December 31, 2012, respectively, relating to liabilities arising out of the fleet operations (current account) are included in Due to related party in the accompanying unaudited interim consolidated balance sheets as well. The management agreements provide for an advance of three months of management fees per vessel as security. Such advances as of September 30, 2013 and December 31, 2012 amounted to $675 and $540, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying unaudited interim consolidated balance sheets. Pursuant to the terms of the separate management agreements signed on December 21, 2012, the security advance payment, effective January 1, 2013, increased to $225 per vessel as compared to $180 per vessel on December 31, 2012, and other than in the case of termination of the management agreement by reason of default by the Manager, the advance is not refundable.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.    Transactions with related parties (continued):

(b) Stockholders' Loan:

On February 9, 2004, Pegasus, Lance and Seacrown entered into an unsecured, interest free credit loan facility agreement with Gregold Compania Maritima S.A., a corporation controlled by members of the Family for a principal amount up to $140,000, available until December 31, 2012. The amount of $140,000 was drawn at various dates in periods prior to December 31, 2010 and was used to partially finance the vessels' construction cost and to provide Pegasus, Lance and Seacrown working capital for general corporate purposes. The loan balance of $116,584 was fully paid in April 2012, using the proceeds from the loans' refinancing discussed in Note 5(a) and 7(b).

(c) Cross Collateral Guarantee:

Reed Trading Ltd. ("Reed") is a vessel-owning company controlled by members of the Family. One of the Partnership's lenders has registered a first priority mortgage on Reed's vessel, the Felicity, in its favor as a cross collateral guarantee on the loan obtained by Pegasus (Note 5(a)). At September 30, 2013 and December 31, 2012, there were no balances due to /from Reed. Subsequent to the loan repayment discussed in Note 11(c), Reed was released from its cross collateral guarantee obligations.

4.         Vessels, net:

The amounts in the accompanying September 30, 2013 unaudited interim consolidated balance sheet are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$540,454	$(73,700)	$466,754
—Depreciation	—	(10,156)	(10,156)
Balance, September 30, 2013	$540,454	$(83,856)	$456,598

As of September 30, 2013, each of the vessels was first priority mortgaged as collateral to secure the bank loans discussed in Note 5.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.     Long-Term Debt:

The amounts shown in the accompanying balance sheets are analyzed as follows:

Borrower(s)	Lenders	September 30, 2013	December 31, 2012
(a)Pegasus Shipholding S.A.	Credit Suisse AG	129,000	139,500
(b) Lance Shipping S.A.	Royal Bank of Scotland	137,960	153,590
(c) Seacrown Maritime Ltd.	Royal Bank of Scotland	81,250	87,625
Total		$348,210	$380,715
Less current portion		$2,125	$380,715
Long-term portion		$346,085	$—

(a)
Pegasus: During the period from May 2005 to February 2007, Pegasus borrowed $129,750, to partially finance the construction cost of the Clean Energy, under a ten year term credit facility, repayable in forty equal consecutive quarterly installments of $1,800 each, plus a balloon installment of $57,750 payable together with the last installment. On January 30, 2012, Pegasus entered into a five-year term loan facility with Credit Suisse AG for $150,000 (the "Credit Suisse Facility") for the purpose of refinancing the then outstanding balance of the loan obtained in February 2007 and for general corporate purposes. The $150,000 was fully drawn in March 2012. The obligations of Pegasus under the Credit Suisse Facility are secured by, among other things, a cross collateralized first priority mortgage over the Clean Energy and a 2005 built panamax tanker vessel named Felicity, owned by a related vessel-owning company, which also serves as collateral (Note 4(c)). The securities relating to Felicity will be released 24 months following drawdown provided that the asset coverage ratio following such discharge and release will be at least 155% and no event of default has occurred and is continuing. The outstanding balance of the loan as of September 30, 2013 of $129,000 was repayable in fourteen equal consecutive quarterly installments of $3,500 each plus a balloon payment of $80,000 payable together with the last installment in March 2017.

(b)
Lance: In July 2007, Lance borrowed $123,000, to partially finance the construction cost of the Clean Power, under a ten-year term credit facility, repayable in forty equal consecutive quarterly installments of $1,710 each, plus a balloon installment of $54,600 payable together with the last installment. On February 29, 2012, Lance entered an amendatory agreement with the same bank for the purpose of refinancing the then outstanding balance of the loan obtained in July 2007. As a result of the amendatory agreement, an additional principal amount of $70,000 was drawn in April 2012 for general corporate purposes, payable in twenty equal consecutive quarterly installments of $3,500, each. The outstanding balance of the loan as of September 30, 2013 of $137,960 was repayable in sixteen equal consecutive quarterly installments of $5,210 each, of which the installment due on October 2013 has been deferred to the balloon payment of $54,600 payable together with the last installment in July 2017.

(c)
Seacrown: In January 2008, Seacrown borrowed $128,000, to partially finance the construction cost of the Clean Force, under a twelve-year term credit facility. The outstanding balance of the loan as of September 30, 2013 of $81,250 was repayable in twenty six equal consecutive quarterly installments of $2,125 each plus a balloon payment of $26,000 payable together with the last installment in January 2020.

The outstanding balance of all three loans above as of November 18, 2013 was fully repaid from the proceeds of the initial public offering discussed in Note 1 and the proceeds from the Credit Suisse Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") discussed in Note 11(c). During the period from October 1, 2013 to November 18, 2013 the Partnership paid $2,125 of principal installments under the terms of the three loans discussed above. Pursuant to the terms of the Revolving Credit Facility discussed in Note 11(c), no principal repayments are required to be made during

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.         Long-Term Debt (continued):

2013, 2014 and 2015. In compliance with ASC 470-10-45, the Company classified those loans, as of September 30, 2013, refinanced either through the Revolving Credit Facility or the initial public offering proceeds as long term.

In aggregate for all loans, the annual principal payments for the outstanding debt as of September 30, 2013 required to be made after the balance sheet date, taking into consideration the drawdown on November 18, 2013 of $214,085 of the new $262.13 million Credit Suisse Senior Secured Revolving Credit Facility and the concurrent repayment of all of the then outstanding indebtedness discussed in Note 11(c), are described below:

Period/Year ending December 31,	Amount
2013 (period)	$2,125
2014	-
2015	-
2016	11,960
2017	202,125
Thereafter	132,000
$348,210

Loans bear interest at LIBOR plus a margin. The weighted average interest rate of the Partnership's long-term debt for the nine month periods ended September 30, 2013 and 2012 was 2.3% and 2.2%, respectively.

Total interest incurred on long-term debt for the nine month periods ended September 30, 2013 and 2012, amounted to $6,392 and $6,222, respectively. Interest expense on long-term debt is included in Interest and finance costs (Note 9) in the accompanying unaudited interim consolidated statements of income.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantees and assignments of all charters, earnings and insurances. In addition, the loan agreements impose operating and negative covenants on the lenders. These covenants may limit the Partnership's and its subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make or repay loans, (v) make investments or capital expenditures, (vi) change the general nature of the Partnership's business, (vii) enter into guarantees and (viii) undergo a change in ownership or control. The loans also contain certain financial covenants relating to the Partnership's financial position and operating performance, including maintaining liquidity above $30,000 or, if higher, 10% of the total aggregate indebtedness to The Royal Bank of Scotland. In addition, all loan agreements also include a requirement for the value of the vessel secured against the related loan to be in a range of at least 125%-130% and impose restrictions on the Partnership's ability to pay distributions as follows:

●
For the loan agreement discussed under (a) above, the Partnership is restricted from paying any dividend or making any other form of distribution or effect any form of redemption, purchase or return of share capital following the occurrence of event of default without the prior written consent of the lender.

●
For the loan agreement discussed under (b) above, the Partnership is restricted from declaring or paying any dividend or making any other distribution of its assets or profits to any stockholder without the prior consent of the lender.

●
For the loan agreement discussed under (c) above, the Partnership is restricted from declaring or paying any dividends or distributing any of its present or future assets, undertakings, rights or revenues to any of its shareholders without the lender's prior consent.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.         Long-Term Debt (continued):

As of September 30, 2013, the Partnership was not in compliance with the following restrictive and financial covenants:

●
The issuance of the guarantees discussed in Note 7(c) below without the prior consent of the lenders which resulted in a breach of the respective restrictive covenant under the loan agreements discussed in (a), (b) and (c) above.

●
The repayment of the loan discussed in Note 4(b) above without the prior consent of the Partnership's lenders which resulted in a breach of the respective restrictive covenant under the loan agreements discussed in (b) and (c) above.

●	The Partnership was also not in compliance with the minimum liquidity covenant of $30.0 million contained in its loan agreement discussed in (b) above.

On July 19, 2013, one of the Partnership's lenders declared an event of default under one of its credit facilities. Although the Partnership believed that the lenders would not demand payment of the loans before their maturity, provided that it pays scheduled loan installments and interest as they fall due under the existing credit facilities, the lenders could have required immediate repayment of the loans. As a result of such events of non-compliance, the Partnership has classified the total outstanding balance of its debt at December 31, 2012 of $380,715, as current liability and reported a working capital deficit of $389,453.

On October 29, 2013, the Partnership's lenders granted their consent to the issuance of guarantees and the repayment of shareholders' loan, and waived their rights in respect of the Partnership's non-compliance with the minimum liquidity requirement of $30.0 million discussed above until September 30, 2014. Following the waivers and consents and the repayment of the outstanding, at November 18, 2013, loan balances, as mentioned above, the major part of the debt as of September 30, 2013, that were refinanced either through the Revolving Credit Facility or the initial public offering proceeds, were classified as long term.

There is no unused line of credit or available facility as of September 30, 2013.

6.         Financial Instruments:

The Partnership is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, from time to time the Partnership uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The change in the fair value (determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures") of the Partnership's interest rate swaps for the nine month period ended September 30, 2012 resulted in unrealized gains of $5,692 whilst the settlements on the interest rate swaps in the same period resulted in realized losses of $5,888. The net result of $196 is separately reflected in Loss on derivative financial instruments in the accompanying unaudited interim consolidated statements of income. All applicable interest rate swaps matured within 2012 and accordingly there were no realized and unrealized gains or losses in the nine month period ended September 30, 2013.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7.        Commitments and Contingencies:

(a)	Time Charters:

The Partnership has entered into time charter arrangements on all of its vessels with well-known international charterers. The minimum contractual charter revenues, based on these non-cancelable multi-year time charter contracts as of September 30, 2013, gross of brokerage commissions, without taking into consideration any assumed off-hire, are as analyzed below:

Period/Year ending December 31,	Amount
2013 (period)	$21,532
2014	85,775
2015	85,775
2016	78,522
2017	31,524
$303,128

(b)
Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c)
Guarantees provided to related parties: On September 27, 2012 the Partnership's three wholly-owned vessel owning subsidiaries, which are beneficially controlled by members of the Family, provided guarantees to the banks financing three contracted new-building LNG carriers, the Lena River, the Clean Ocean and the Clean Planet, to guarantee the due payment of all amounts including principal and interest payable by the borrowers during the security period, as defined in the terms of a twelve year term loan for an amount up to $465.1 million expiring in January 2027, of which $137.8 million was drawn as of October 3, 2013 for the delivery of the Lena River. The unused available amount under this facility as of the same date is $317.4 million, expected to be fully drawn from March to July 2014. In addition, on September 28, 2012, Dynagas Equity provided a guarantee to the banks financing the Yenisei River, which was delivered in July 2013 and beneficially controlled by members of the Family, to guarantee the due payment of all amounts including principal and interest payable by the borrowers during the security period, as defined in the terms of a twelve year loan up to $162.0 million expiring in July 2025, of which $148.4 million was drawn as of July 2013. There is no unused available amount under this facility. In June 2013, Dynagas Equity provided a guarantee to the banks financing the Arctic Aurora to guarantee the due payment of all amounts including principal and interest payable by the borrowers of a 12 year loan of up to $168.8 million. The loan agreements are secured with liens on the contracted new-building LNG carriers. Failure by the primary borrowers to service their debt requirements and comply with any provisions contained in these secured loans, including but not limited to, paying scheduled installments and complying with certain covenants, will activate the Partnership's obligations under the guarantees.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7.     Commitments and Contingencies (continued):

The Partnership determined that it is not the primary beneficiary of the entities for which a guarantee has been provided. In addition, the guarantees fall under the scope exception for initial recognition and measurement and accordingly no liability in their respect has been recognized in the accompanying September 30, 2013 unaudited interim consolidated balance sheet. On October 31, 2013 and November 1, 2013, through binding commitments entered with the lenders of the above loans it was agreed that the Partnership will be released from its obligations as guarantor (Note 11(b)).

(d)
Technical and Commercial Management Agreement: As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed in Note 7(a), is $3,789. For administrative and technical management fees the Partnership pays a daily management fee of $2,500 per vessel (Note 3(a)) per vessel. Such management fee for the period from October 1, 2013 to the expiration of the agreements on December 31, 2020 in the aggregate, adjusted for 3% inflation as per agreements, is $22,313 and is analyzed as follows:

Period/Year ending December 31,	Amount
2013 (period)	$690
2014	2,820
2015	2,904
2016	3,000
2017	3,081
2018 and on	9,818
$22,313

8.         Partners' Equity:

As described in Note 1, on October 29, 2013, the Partnership issued (i) to Dynagas Holding 6,735,000 common units and 14,985,000 subordinated units and (ii) to Dynagas GP LLC (the "General Partner"), a company owned and controlled by Dynagas Holding, 30,000 general partner units (the "General Partner Units" which, together with the issued common units and subordinated units, represent all of the outstanding interests in the Partnership) and all of its incentive distribution rights, which entitle the General Partner to increasing percentages of the Partnership's distributable cash; in exchange for their ultimate beneficial ownership interest in the predecessor companies.

The unit and per unit data included in the accompanying unaudited interim consolidated financial statements reflect the issuance of the above units, for all periods presented. There were no distributions to the partners during the nine month period ended September 30, 2013 and the year ended December 31, 2012.

9.         Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of income are analyzed as follows:

	2013	2012
Interest expense (Note 5)	$6,392	$6,222
Amortization and write off of deferred financing fees	398	446
Commitment fees	—	372
Other	9	50
Total	$6,799	$7,090

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10.      Earnings per Unit:

The partnership agreement of the Partnership provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership will pay any quarterly cash distributions in the following manner:

●
first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters;

●	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and

●	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount.

There were no distributions to the partners during the nine month periods ended September 30, 2013 and 2012.

The calculations of the basic and diluted earnings per unit, allocated to each class of partnership interests based on the number of units held by each class of unitholders on October 29, 2013 (Note 8), are presented below:

Nine months ended September 30, 2013

	Unitholders
	General Partner	Common	Subordinated
Net income	$48	$10,727	$23,866
Earnings per unit basic and diluted	$1.59	$1.59	$1.59
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

Nine months ended September 30, 2012

	Unitholders
	General Partner	Common	Subordinated
Net income	$29	$6,516	$14,498
Earnings per unit basic and diluted	$0.97	$0.97	$0.97
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

11.      Subsequent Events:

a.
On October 29, 2013, the Partnership's lenders granted their consent to the issuance of guarantees and the repayment of shareholders' loan, and waived their rights in respect of the Partnership's noncompliance with the minimum liquidity requirement of $30.0 million, as discussed in Note 5.

b.
On October 31, 2013 and November 1, 2013, through binding commitments entered with the lenders of the loans discussed in Note 7(c), it was agreed that the Partnership would be released from its obligations as guarantor of these loans, as long as, among other things, satisfactory documentation was executed. All satisfactory documentation was executed and the Partnership was released from its obligations as guarantor effective on November 15, 2013.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11.      Subsequent Events (continued):

c.
On November 14, 2013, the Partnership entered into a new Senior Secured Revolving Credit Facility ("Revolving Credit Facility") with an affiliate of Credit Suisse for $262,125 in order to partially refinance its existing outstanding indebtedness. Of this amount, $214,085 was drawn on November 18, 2013 and, together with part of the net proceeds of the initial public offering discussed in (b) below, was used to fully repay the then outstanding principal and interest of the loans discussed in Note 5 under (a), (b) and (c). The Revolving Credit Facility is secured by, among other things, a first priority or preferred cross-collateralized mortgage on each of the Partnership's vessels and bears interest at LIBOR plus a margin. The Partnership may draw down this facility no more than four times each year, and only so long as the asset cover ratio, which is the ratio of the aggregate market value of its vessels to its outstanding indebtedness under the facility, is not less than 130%. The amount available under the Revolving Credit Facility will be reduced each quarter for 14 consecutive quarters by $5,000 for the first 13 quarters and by approximately $197,125 for the fourteenth quarter. In accordance with the Revolving Credit Facility, the Partnership will be required to: (i) maintain total consolidated liabilities of less than 65% of the total consolidated market value of its adjusted total assets, (ii) maintain an interest coverage ratio of at least 3.0 times, and (iii) maintain minimum liquidity equal to at least $22 million. In addition, the Prokopiou family is required to own or control at least 30% of the Partnership's capital and voting rights and 100% of the General Partner's capital and voting rights and the Manager is required to continue to carry out the Partnership's commercial and technical management. Finally, the Revolving Credit Facility restricts the Partnership from paying any distributions if an event of default occurs.

d.
On November 18, 2013, the Partnership completed its initial public offering of 8,250,000 common units at $18 per unit with estimated net proceeds of approximately $137,340. Concurrently with the sale of the Partnership's common units and at the same price per unit, Dynagas Holding sold 4,250,000 common units while on December 5, 2013, the underwriters exercised their overallotment option to purchase 1,875,000 additional common units from Dynagas Holding.  The Partnership did not receive any of the proceeds from the sale of the 4,250,000 and the 1,875,000 units.

e.
On November 18, 2013, the Partnership entered into a new $30.0 million revolving credit facility with its Sponsor, Dynagas Holding, to be used for general partnership purposes, including working capital, which was not drawn down at all as of December 24, 2013. This revolving credit facility has a term of five years and will be interest free.

f.
On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern, among other things (i) the terms of how and the extent to which the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership's options to acquire certain offered optional vessels from its Sponsor, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and (iv) Sponsor's provisions of certain indemnities to the Partnership.